Exhibit 99.1

ROUMELL ASSET MANAGEMENT, LLC

2 Wisconsin Circle, Suite 700

Chevy Chase, MD 20815

May 5, 2021

BY OVERNIGHT DELIVERY AND E-MAIL

Enzo Biochem, Inc.

527 Madison Avenue

New York, New York 10022

Attn:	Ian B. Walters, M.D., member of the Board of Directors
Mary Tagliaferri, M.D., member of the Board of Directors
Rebecca J. Fischer, member of the Board of Directors
Dov Perlysky, member of the Board of Directors

Dear Drs. Walters and Tagliaferri, Ms. Fischer and Mr. Perlysky:

On January 4, 2021, shareholders of Enzo Biochem, Inc. (“Enzo” or the “Company”) demonstrated their clear disapproval with the performance and leadership of Dr. Elazar Rabbani by refusing to vote for his reelection to the Company’s Board of Directors (the “Board”). Prior to this, it appears that the Company prepared for just this sort of circumstance by implementing a director resignation policy for directors whose elections failed to receive majority support. No one would have predicted that the existence of the director resignation policy was an entrenchment tactic dressed in PR corporate governance clothing, instead of a mechanism for shareholders to effectively remove poorly performing directors. Unfortunately, it appears that the former is exactly the Company’s resignation policy.

Roumell Asset Management remains shocked and dismayed that you did not accept Dr. Elazar Rabbani’s resignation from the Board. Shareholders unequivocally voted for his effective removal from the Board at January’s annual meeting. The clear and unambiguous vote of the Company’s shareholders was underscored by lead independent proxy advisory firms, ISS and Glass Lewis, both of which emphatically recommended that shareholders vote AGAINST Dr. Rabbani’s election. By ignoring the feedback from your shareholders, you continue to act as parents who know what’s best for their school aged children. But your shareholders are not school-aged children – we are the true owners of Enzo, to whom you owe the highest fiduciary duties of loyalty, care and honesty.

Elections should have consequences. Currently, certain lawmakers in Georgia cannot seem to accept that their preferred candidate in last year’s presidential election lost, fair and square. Similar to these Georgian politicians, you simply cannot accept that your candidate lost, fair and square…and not by a small amount, but by an overwhelmingly wide margin.  While leading corporations headquartered in Georgia, and other ones that are not, speak out against the anti-democratic tactics taking place in that state, you are enshrining anti-democratic governance practices inside a publicly owned company. As is the case with certain Georgian politicians, your behavior is shameful.

In fact, Dr. Rabbani’s showing among shareholders is part of an emerging pattern of the wholesale rejection of the Company’s founders. In 2020, co-founder Barry W. Weiner received roughly 7.7 million votes, roughly only 10% of the non-insider votes cast, in his quest for re-election to the Board. It continues to amaze us that he remains president of Enzo despite this feedback from shareholders and the Company’s prolonged underperformance.

Your behavior makes clear that you are not credible stewards of shareholder interests. While you may try to take credit for triggering Dr. Rabbani’s eventual stepping down as the Company’s CEO, that action fell short of accomplishing exactly what shareholders overwhelmingly demanded when they cast their votes – Dr. Rabbani’s exit from effectively controlling the Company as its Board Chairman. We do not see how any of you could ever again be invited onto a public board.

Roumell Asset Management is not going away. We encourage all shareholders to make their views known publicly to impress upon this Board that Enzo is not a private company and it certainly is not Dr. Rabbani’s company. The Company’s long, and storied, history of not creating shareholder value will not continue unabated as founders Dr. Rabbani and Mr. Weiner enrich themselves, at shareholders’ expense, through ridiculously overly generous compensation packages. The recent news that Dr. Rabbani’s son has been named on some of the Company’s patents, while failing to be disclosed to shareholders as a potential conflict of interest, is absurd, but not surprising. The Company owes its shareholders an answer to this simple question: Why was Dr. Rabbani’s son named on Company patents?

The days of scorched-earth shareholder fights instigated by an entrenched board disregarding shareholder value is coming to an end, one way or another. The Company should immediately begin providing more timely updates on its progress on the initiatives previously started, such as hiring executive search firm Korn Ferry to identify CEO candidates, hiring the former CEO of LabCorp, Gary M. Huff, to consult with the Board as its strategic consultant, and hiring a financial advisor to evaluate strategic alternatives.

As always, we only advocate for what is in shareholders’ best interest, and, consistent with that principle, remain open-minded about discussing a collaborative path forward. This would entail cooperating with Roumell Asset Management on Board composition and governance enhancements for the benefit of all shareholders. Thus far, it should come as no surprise to shareholders that you have rebuffed all of our attempts at discussions along these lines. We purchased over 180,000 shares of Enzo common stock over the past two weeks. We also note that one of our nominees, Ed Terino, recently purchased 30,000 shares of Enzo common stock. We see no open-market purchases by the Company’s directors for at least the past two years; in particular, Ms. Fischer has now been on the Board for over one year and has not seen fit to risk a dime of her own capital in purchasing Enzo shares, but nonetheless sees fit to treat shareholders, who have actual capital at risk, dismissively. Moreover, in two phone calls with the Company’s independent directors, Ms. Fischer has failed to say one word in response to being asked to provide her views.

We continue to await your call.

* * *

Very truly yours,

Roumell Asset Management, LLC

By:	/s/ James C. Roumell
	Name:	James C. Roumell
	Title:	President

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